Exhibit 99.1

SINGAPORE (October 12, 2022) - Karooooo Limited (“Karooooo”), which owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics (Picup, re-named as Karooooo Logistics, given the consolidation of platforms), (collectively, the “group”), reported solid results for the second quarter (“Q2 2023”) and Half-Year (“HY 2023”) ended August 31, 2022, giving management confidence to leave the outlook for the 2023 financial year unchanged.

Karooooo’s entrepreneurial culture continues to differentiate itself through its exceptional agility, customer centricity and ability to innovate. We understand that business operations rely heavily on systems, processes and actionable business intelligence. Karooooo’s leading connected cloud (“Operations Cloud”) enables customers to develop effective controls and workflows to digitalize critical elements of their day-to-day operations all on one single platform. With Karooooo’s unified products platform, customers make better decisions and succeed on execution.

As our customers digitally transform their operations and eliminate inefficient processes, they see wide-ranging improvements in their operational performance. Karoooooo’s Operations Cloud collects and contextualizes over 100 billion data points per month through system integrations, workforce tools and advanced telemetry and video-based Internet of Things (“IoT”) devices to empower customers with insights that deliver real business impact. We harness our leading technology to transform complex analytics into practical and easy-to-use tools that simplify the day-to-day decision making of an operation. As a result, our customers see significant short and long-term benefits that make them more competitive across their diverse industries. These are some of the valuable benefits that create market demand for our offering:

●	Reduced fuel, maintenance and all other fleet and mobility related costs

●	Increased driver and in-field service worker productivity

●	Increased efficiencies and controls in supply chain management

●	Increased driver and worksite security and safety

●	Leaner back-office teams (automated data entries and reporting)

●	Improved customer service (accurate billing, high quality service delivery, quicker query response times etc)

●	Robust risk management and compliance

●	Environmental, Social and Governance (“ESG”) management and reporting

Karooooo’s Operations Cloud sees a high rate of successful implementation and strong customer retention across businesses of varying sizes and in diverse geographical markets and industries such as logistics, field-service-maintenance, transport, finance, mining, agriculture and emergency services. Karooooo now assists over 95,000 diverse enterprise customers (Q2 2022: 83,000+) in solving their day-to-day challenges.

Assessing the Q2 2023 results, Zak Calisto, CEO and Founder, said: “The solid and expected growth in both revenue and earnings in a challenging environment confirms our value proposition and cements our decade-plus track record of strategically investing for the future while scaling, growing and generating healthy profits.

Total revenue was up 30% to ZAR859 million for the quarter (Q2 2022: ZAR659 million). Revenue growth resulted in Adjusted EBITDA for the period increasing 27% to ZAR377 million (Q2 2022: ZAR298 million) and earnings per share increasing 28% to ZAR4.93 (Q2 2022: ZAR3.85).

Strong free cash flow generation bolstered our robust and clean balance sheet, with net cash and cash equivalents at an all-time high of over ZAR1 billion at the end of Q2 2023 (Q1 2023: ZAR854 million), a significant milestone. This high-cash generation places Karooooo in a unique position in the market.

We believe that our focus on product improvement, innovation and a vertically integrated business model continues to differentiate us from our peers by delivering high profitability, consistent growth and record levels of cash from operations.

Cartrack’s total net subscriber additions for Q2 2023 are up 36% and well above that recorded for any prior second quarter. The hard work in establishing the brand in Southeast Asia continues to gather momentum where we are acquiring enterprise customers of various sizes and industries. In spite of trading conditions in South Africa remaining sluggish, we experienced strong demand in the quarter.

We remain with a portfolio of customers with no concentration risk and with no significant exposure to any industry.

The Cartrack-only adjusted EBITDA of 51%, up from 46% in Q2 2022 is an excellent result and underscores the ability to grow revenue ahead of costs, especially in difficult market conditions.

We are confident to leave our outlook for growth in 2023 unchanged despite the challenging operating environment.”

Karooooo Ltd. Announces Second Quarter and Half Year 2023 Unaudited Financial Results

Second Quarter 2023 Highlights

(Comparisons are relative to Q2 2022, unless otherwise stated)

SCALE

●	1,600,013 Cartrack subscribers in total at August 31, 2022, up 14% (Q2 2022: 1,408,609)

●	Net Cartrack subscriber additions of 57,251, up 36% (Q2 2022: 42,139)

The growth in subscribers (connected vehicles and equipment on our platform) was supported by demand from small to large enterprises wanting to digitally transform their businesses to grow, become more efficient and remain competitive.

The traction we experienced in Southeast Asia in Q1 continued into Q2. Trading conditions in South Africa continued to normalize, supported by the strong demand for Cartrack’s platform. Cartrack’s total net subscriber additions for Q2 2023 exceeded 57,000, which is well above that recorded for any prior second quarter.

GROWTH

●	Total revenue increased 30% to ZAR859 million (Q2 2022: ZAR659 million)

●	Total revenue increased 29% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR734 million (Q2 2022: ZAR628 million)

●	Subscription revenue increased 16% on a constant currency basis (a non-IFRS measure)

●	SaaS Annualized Recurring Revenue (“ARR”), (a non-IFRS measure), increased 18% to ZAR2,966 million as at August 2022 (August 2021: ZAR2,523 million).

●	Profit for the period increased 26% to ZAR155 million (Q2 2022: ZAR123 million)

●	Earnings per share increased 28% to ZAR4.93 (Q2 2022: ZAR3.85)

●	Cash generated from operating activities increased 42% to ZAR240 million (Q2 2022: ZAR169 million)

Second Quarter 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended August 31,
	Cartrack				Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2022	2021	Y-o-Y %		2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %
Subscription revenue	732,750	627,637	17%		-	-	-	1,466	-	100%	734,216	627,637	17%
Other revenue[2]	19,727	22,437	(12)%		-	-	-	-	-	-	19,727	22,437	(12)%
Vehicle sales	-	-	-		65,406	8,694	>100%	-	-	-	65,406	8,694	>100%
Delivery service	-	-	-		-	-	-	39,933	-	100%	39,933	-	100%
Segment revenue	752,477	650,074	16%		65,406	8,694	>100%	41,399	-	100%	859,282	658,768	30%
Cost of Sales	(200,111)	(199,461)	0%		(58,819)	(7,583)	>100%	(31,139)	-	100%	(290,069)	(207,044)	40%
Gross Profit	552,366	450,613	23%		6,587	1,111	>100%	10,260	-	100%	569,213	451,724	26%
Gross Profit Margin	73%	69%			10%	13%		25%	-		66%	69%
Segment operating profit/(loss)	223,812	181,216	24%		(6,198)	(3,526)	76%	514	-	100%	218,128	177,690	23%
Adjusted EBITDA (a non-IFRS measure)	382,324	301,090	2	7%	(5,865)	(3,519)	67%	914	-	100%	377,373	297,571	27%
Adjusted EBITDA Margin (a non-IFRS measure)	51%	46%			(9)%	(40)%		2%	-		44%	45%

1.	Karooooo acquired 70.1% of Picup in September 2021. Picup was subsequently re-named as Karooooo Logistics, given the consolidation of platforms.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 30% and its subscription revenue increased 17% in Q2 2023. Cartrack’s revenue and subscription revenue accounted for 88% and 99.8%, respectively, of Karooooo’s revenue and subscription revenue in Q2 2023.

Cartrack generated ZAR753 million in revenue in Q2 2023 of which ZAR733 million was subscription revenue. Cartrack has high revenue visibility, with subscription revenue making up 97% of its total revenue (Q2 2022: 97%).

As planned, Carzuka and Karooooo Logistics continue to scale and bolster Karooooo’s revenue growth.

Carzuka generated ZAR65 million in Q2 2023. Its steady expansion supports our belief in the sustainability of Carzuka’s agile, data-enhanced and highly scalable business model. Carzuka is another example of how our ethos of customer-centricity and innovation in solving unique mobility needs translates into value in practice. For Carzuka, our vast and growing cloud-based data assets, data contextualization and machine learning capabilities facilitate vehicles being bought and sold at a fair price on an efficient platform. It also offers visibility on vehicle performance and health, customer de-fleeting and customer profiling to understand market demand, enhancing lead generation. Focus on high-quality leads, robust buying parameters and adapting to market movements is validated through healthy stock turnover rates and increased demand.

Leveraging Cartrack’s technology, subscriber base, distribution network, digital marketing capabilities and ability to execute, Carzuka is expected to achieve strong growth at scale, providing buyers and sellers with a large volume and variety of affordable used vehicles.

In combination with its intuitive e-commerce platform, Carzuka’s first physical showroom is strategically located in Eastgate Shopping Centre (Johannesburg). The showroom has capacity to showcase in excess of 500 vehicles, offering consumers easy access, safety and efficiency. Given Cartrack’s well-established countrywide footprint and expansive distribution network, there are plans for Carzuka to occupy currently underserviced geographies in easily accessible hubs in key cities in South Africa, such as Sandton City (greater Johannesburg – Sandton). Despite a temporary delay in this expansion initiative, Carzuka still delivered a healthy growth of 31% quarter-on-quarter.

Karooooo Logistics (trading as Picup in South Africa) generated ZAR41 million in revenue in Q2 2023 delivering strong growth of 49% quarter on quarter and for the first time reported an operating profit for the quarter. Karooooo Logistics focuses on delivery-as-a-service “DaaS” with its own selection of third-party crowd source drivers and logistics companies with a financial model of primarily charging per delivery.

We are in the process of integrating the Karooooo Logistics software into the Cartrack platform, to empower Cartrack customers to manage and enhance their own logistics capacity with ease. With the integration, Cartrack customers can augment their own fleet capacity with third-party crowd sourced drivers and logistics companies of their choice using Cartrack’s API architecture. Cartrack will charge customers for using the Karooooo Logistics stack on a subscription-based model.

SaaS ARR (a non-IFRS measure), in ZAR, increased 18% to ZAR2,966 million at August 31, 2022, compared to ZAR2,523 million at August 31, 2021. In USD, SaaS ARR (a non-IFRS measure), has slightly increased to USD174.1 million at August 31, 2022, compared to USD173.8 million at August 31, 2021. SaaS ARR was driven by the 14% increase in subscribers, offset by a weaker ZAR. The ZAR to USD exchange rate was ZAR17.04 at the end of August 2022, compared to ZAR14.51 at the end of August 2021. Amounts in ZAR have been translated to USD using exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on August 31, 2022.

Operating Expenses

	Three Months Ended August 31
Figures in Rand Thousands	2022	2021	Y-o-Y %
Karooooo’s Operating Expenses	354,505	274,534	29%
- Cartrack	331,949	269,897	23%
- Carzuka	12,785	4,637	>100%
- Karooooo Logistics	9,771	-	100%

Karooooo’s operating expenses increased 29% to ZAR355 million in Q2 2023 (Q2 2022: ZAR275 million). We continue to build Carzuka and Karooooo Logistics for scale, with these businesses contributing ZAR13 million and ZAR10 million respectively, to the total operating expenses of the group. The remainder, ZAR332 million, is attributable to Cartrack (Q2 2022: ZAR270 million) and comprises cautious investment for growth offset by ongoing economies of scale, supporting cost containment.

Cartrack’s sales and marketing operating expenses increased 21% to ZAR99 million in Q2 2023 (Q2 2022: ZAR82 million). We believe this investment in growth positions us well for the long-term and we expect to see the benefit in higher customer acquisition for the remainder of 2023 and beyond.

Cartrack’s general and administration operating expenses rose 27% to ZAR166 million (Q2 2022: ZAR131 million) as we build infrastructure to meet our growth plans.

Cartrack’s R&D operating expenses increased 20% to ZAR42 million (Q2 2022: ZAR35 million). Our planned investment in the improvement, enrichment and expansion of our Operations Cloud platform and internal management systems is focused on enhancing our value proposition to our customers, digitalizing their operations to give them a competitive advantage in dynamic and challenging operating environments.

Cartrack’s expected credit losses increased 15% to ZAR25 million (Q2 2022: ZAR22 million).  This increase is below the Cartrack total revenue increase of 16%, hence credit losses as a percentage of revenue improved when compared to Q2 2022.

The trend in Cartrack’s expenses as a relative portion of subscription revenue accord with Karooooo’s long-term financial goals set out on listing on the NASDAQ in April 2021 and reflect our accelerated investment in growth.

●	Sales and marketing expenses as a percentage of subscription revenue remained flat at 13% (Q2 2022: 13%)

●	General and administration expenses as a percentage of subscription revenue increased to 23% (Q2 2022: 21%)

●	R&D expenses as a percentage of subscription revenue remained flat at 6% (Q2 2022: 6%)

Operating Profit, Adjusted Earnings per share and Earnings per share

Karooooo’s operating profit increased 23% to ZAR218 million in Q2 2023 (Q2 2022: ZAR178 million).

Karooooo’s earnings per share increased 28% to ZAR4.93 in the second quarter of 2023 (Q2 2022: ZAR3.85).

Karooooo’s adjusted earnings per share, a non-IFRS measure, increased 28% to ZAR4.93 in the second quarter of 2023 (Q2 2022: ZAR3.85).

With strong subscription revenue growth despite the challenging operating environment, and the group’s investment in future growth, favorably offset by the realization of economies of scale and increased staff productivity, Cartrack delivered operating profit of ZAR224 million, up 24%, in the second quarter of 2023, (Q2 2022: ZAR181 million). Cartrack’s operating profit margin expanded to 30% (Q2 2022: 28%).

Carzuka’s operating loss increased to ZAR6 million in Q2 2023 (Q2 2022: ZAR4 million). Karooooo Logistics delivered an operating profit of ZAR0.5 million in Q2 2023 (Q2 2022: NIL).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 27% to ZAR377 million (Q2 2022: ZAR298 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 27% to ZAR382 million (Q2 2021: ZAR301 million). In line with Karooooo’s planned investment for future growth, set out in management’s guidance range for 2023, Cartrack’s Adjusted EBITDA margin (a non-IFRS measure) was 51% for the second quarter of 2023 (Q2 2022: 46%).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) decreased to a loss of ZAR6 million while investing for expansion (Q2 2022: ZAR4 million). Management is focused on organic growth with strategic capital allocation. This investment is asset light given the returns we expect once we exceed quarterly revenue of ZAR300 million.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR1 million for Q2 2023 (Q2 2022: Nil).

Half-Year 2023 Financial Overview

	Six Months Ended August 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %
Subscription revenue	1,440,231	1,233,503	17%	-	-	-	2,888	-	100%	1,443,119	1,233,503	17%
Other revenue[2]	35,964	40,195	(11)%	-	-	-	-	-	-	35,964	40,195	(11)%
Vehicle sales	-	-	-	115,411	11,263	>100%	-	-	-	115,411	11,263	>100%
Delivery service	-	-	-	-	-	-	66,225	-	100%	66,225	-	100%
Segment revenue	1,476,195	1,273,698	16%	115,411	11,263	>100%	69,113	-	100%	1,660,719	1,284,961	29%
Cost of Sales	(406,765)	(379,738)	7%	(103,071)	(9,647)	>100%	(51,784)	-	100%	(561,620)	(389,385)	44%
Gross Profit	1,069,430	893,960	20%	12,340	1,616	>100%	17,329	-	100%	1,099,099	895,576	23%
Gross Profit Margin	72%	70%		11%	14%		25%	-		66%	70%
Segment operating profit/(loss)	445,064	352,482	26%	(9,867)	(6,668)	48%	421	-	100%	435,618	345,814	26%
Adjusted EBITDA (a non-IFRS measure)	739,293	579,361	28%	(9,289)	(6,661)	39%	1,113	-	100%	731,117	572,700	28%
Adjusted EBITDA Margin (a non-IFRS measure)	50%	45%		(8)%	(59)%		2%	-		44%	45%

Operating Expenses

	Six Months Ended August 31
Figures in Rand Thousands	2022	2021	Y-o-Y %
Karooooo’s Operating Expenses	667,638	551,047	21%
- Cartrack	628,345	542,763	16%
- Carzuka	22,207	8,284	>100%
- Karooooo Logistics	17,086	-	100%

Outlook

We believe Karooooo is well positioned for growth, operating in a growing and largely underpenetrated market, with strong demand from customers across diverse industries seeking software solutions to successfully digitalize their businesses and improve their operational performance. Our mission is to be a leading on-the-ground Operations Cloud.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. Our investment in marketing and sales, coupled with the realization of economies of scale across our business segments, is expected to generate robust results in the future.

Actual results may differ materially from Karooooo’s outlook due to prolonged pandemic impacts and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

With Cartrack’s revenue accounting for the majority (HY 2023: 89%) of the group’s revenue, and Carzuka and Karooooo Logistics being built for scale, the outlook below relates to Cartrack only.

The strong performance shown in HY 2023 gives us confidence to leave our guidance unchanged. We expect Cartrack to continue growing within the following ranges for the full year 2023:

●	Number of subscribers between 1,700,000 and 1,900,000

●	Subscription revenue between ZAR2.95 billion and ZAR3.1 billion

●	Cartrack’s Adjusted EBITDA margin between 45% and 50%

Balance Sheet, Liquidity and Cash Flow

Our approach to capital allocation supports Karooooo’s profitability and high cash-generation. We have ample runway to accelerate our revenue growth in excess of our average historical rate and to remain profitable.

The group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

Cash and cash equivalents at August 31, 2022

Karooooo reported a net cash and cash equivalents balance of ZAR1 billion at the end of HY 2023 (HY 2022: ZAR664 million).

At August 31, 2022, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Mercantile Bank, a division of Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated a record ZAR559 million in cash from operating activities in HY 2023 (HY 2022: ZAR442 million).

This result was achieved despite the group’s continued and strategic investment in customer acquisition and long-term growth. Karooooo invested ZAR296 million in Property, Plant and Equipment (“PPE”) and infrastructure in HY 2023, 9% more than the ZAR271 million invested in HY 2022.

The group generated Free Cash Flow (a non-IFRS measure) of ZAR263 million in HY 2023 compared to ZAR171 million in HY 2022.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of the 95,350,637 Cartrack minority shares bought by Karooooo.

Geographical Overview for Cartrack for the First Half of 2023

South Africa

Cartrack’s subscription revenue in South Africa increased 16% in HY 2023, compared to HY 2022. At the end of HY 2023, we had 1,227,586 subscribers, up 12% on HY 2022. The lower-than-expected increase in subscribers was attributable to a weak Q1 FY23 due to the sudden adverse macroeconomic conditions caused by fuel increases and the floods in Durban. In our view, the impact of further economic headwinds will be offset by customer demand for our value proposition, which enables them to save costs and boost operational productivity in increasingly stressed markets. We believe we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

This segment is our second largest revenue contributor, within which Southeast Asia presents the greatest opportunity in the medium to long-term for the reasons already described. With our scalable business model, internationally recognized brand and track record as a successful technology partner to large multi-national brands, we believe our value proposition will find favor in this region, delivering sustainable income to the group.

The number of subscribers in this segment has grown 25% to 164,791 by the end of HY 2023 (HY 2022: 131,670). This translated into 25% growth in subscription revenue (20% on a constant currency basis due to the lower Average Revenue per Subscriber per month (“ARPU”) in growing operations outside of Singapore). While cognizant that it will take time to return to pre COVID-19 levels, we are pleased with the traction shown thus far in 2023.

As the pace of Cartrack’s expansion into Southeast Asia (beyond Singapore) moves ahead of historical growth rates, we expect ARPU in Asia to trend closer to that in South Africa.

The group’s strategic office in the United States continues to yield many key insights that have positively contributed to Cartrack.

Europe

This segment delivered robust subscription revenue growth of 14% on a constant currency basis (a non-IFRS measure) driven by subscriber growth of 16%.

Our expansion strategy in Europe remains encouraging, with the number of subscribers in this segment growing 16% to 136,483 subscribers across the region at the end of HY 2023 (HY 2022: 118,061). We plan to increase the pace of our investment in growth in this region.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Eastern and Southern Africa. Significant operational reorganization in Q4 2022 gained traction during this HY 2023, with encouraging customer additions. The number of subscribers grew 10% to 71,153 (HY 2022: 64,877) and billing to customers severely impacted by Covid-19 resumed, which translated into 23% growth in subscription revenue on a constant currency basis (a non-IFRS measure).

ESG Reporting

Overview

Karooooo believes that the positive impact of the technology we create encompasses a responsibility to consider the wider impact of our business on the planet. We are also committed to ensure that our approach to ESG remains real, relevant and interconnected by integrating the standards into our day-to-day business operations in the following focus areas:

Environmental protection

Carbon emissions

Starting in 2019, by utilising a proprietary dynamic scheduling tool on our system, we have been able to actively manage our own fleet to further reduce carbon emissions per customer through efficient routing and field-service management. Leveraging our own experience, we enhanced our platform with last mile delivery and field-service tools to assist our customers to improve their operations as they aim to reduce their carbon footprint. Our platform allows our customers to monitor and improve their ESG compliance status through a comprehensive set of ESG-related indicators, including CO2 emissions from their vehicle, driving behaviour reports and driver-based scoring to analyse the usage of the vehicles and fuel consumption, delivery optimisation and vehicle efficiency.

Pollution and waste management

We strive to manage our waste responsibly, implementing and supporting recycling and aiming to minimize the generation of waste. We are exploring innovative ways in which to reduce waste, complying with the Waste, Electrical and Electronic Equipment Directive by collecting tracking units from around the world for repair or scrapping. We promote the safer use of materials in manufacturing products and all our products, including the battery and enclosures and comply with the European Union Restriction of Hazardous Substances (ROHS) Directive.

Green energy

The new Cartrack South Africa head office building in Johannesburg, currently under construction, is an environmentally friendly, operational, open plan building designed to incorporate environmental considerations to utilise renewable energy resources (including solar panels), improve resource utilisation and reduce greenhouse gas (GHG) emissions and waste, where practicable, resulting in an energy efficient, thermally comfortable building with good natural daylight levels.

Social empowerment and security

Education

We recognise that education is the key enabler to empower individuals in a skills-driven, technology-oriented landscape and have established the Cartrack Academy, an accredited training academy, that provides various opportunities for our community’s youth to become qualified, skilled and experienced through formalised programmes (ranging from 18-24 months) and workplace exposure.  In addition, we offer MS Office training through the accredited ICDL centre.  Upon completion of these programmes, learners are either employed at Cartrack, or are in a better position to be more marketable for employment elsewhere.  Our social economic and development initiatives strive to enable school leavers and unemployed youth to get back on the right track.  These programmes provide insight into CV and portfolio design, interview skills, contact centre operations, MS Office courses and emotional intelligence.

We also provide assistance with funding for further education and skills development of our employees.

Customer satisfaction

Understanding where we can improve our services is an integral part of our customer-centricity. In addition to dedicated customer care contact centres, we closely monitor social media platforms and respond accordingly.

We also encourage our customers, and the wider public, to alert us to possible ethical issues via a Hotline and email contact address.

Economic Empowerment through Financing

Know-the-Driver is a predictive risk management tool on the Cartrack platform that allows banks, leasing and finance houses to finance perceived high risk communities who typically have limited to no access to traditional credit. Know-the-Driver uses machine learning to predict fraud, theft and instalment default with accuracy. Know-the-Driver generates risk alerts to allow for timeous steps to mitigate.

We create finance solutions to assist less privileged societies and individuals that may be excluded from financial assistance due to perceived credit risk in vehicle finance.

Data privacy

We aim to ensure the privacy and security of customer, supplier and employee information through appropriate policies that comply with legislation in the jurisdictions where we conduct business.

Food safety and waste management

To assist with the safety and security of food transportation, we provide driver safety, cold-chain monitoring, real-time visibility and streamlined compliance for any business in the food and beverage, ice or other perishable goods industry. Our telemetry devices monitor the vehicle’s reefer temperature changes and provide real time live location to prevent route deviation and unauthorized stops and allow for swift remediation. Video monitoring allows for the prevention and detection of food contamination through tampering.

Our easy-to-use technology ensures cargo is accounted for from dispatch to delivery, assisting with the management of sustainable waste and bio-waste disposal. Alerts will signal unauthorized stops and the opening of a cargo door outside the approved delivery zone to prevent illegal dumping and tampering with the cargo. Video footage will support and enhance available telematic data.

Safety and security

We provide tools for managing and measuring compliance with social responsibilities, such as community safety, employee protection and driver empowerment.

Our system allows for monitoring of driver behaviour such as speeding, erratic driving and harsh braking. Information from AI cameras relays information that can be utilised to monitor behaviour or provide evidence of events. Real-time behaviour alerts encourage improved driving methods. The Cartrack tracking device allows for speedy and efficient vehicle recovery in the event of theft or a carjacking incident. In South Africa, a high crime area, Cartrack’s stolen vehicle recovery rate is in excess of 90%.

Governance practices, policies and compliance

Board composition

Our Board comprises 5 directors of which 3 are independent, non-executive directors. Four of the directors are either Singapore citizens or permanently resident in Singapore and 1 is non-resident. In terms of gender diversity, we have 2 male and 3 female members. The directors’ ages range from 42 to 63. In terms of skills, our directors contribute diverse functional, cultural and geographical experience and expertise.

The Board assumes ultimate responsibility for considering, reviewing and monitoring the ESG strategy and goals on an annual basis.

Driver hours compliance

The Cartrack platform provides various solutions for driver fatigue management and allows for accurate record-keeping and compliance management.

In Thailand. the Department of Land Transport (DLT) implemented legislation that requires most commercial vehicles to install GPS and card readers, in order to verify driver identity and control road safety throughout the country. Cartrack’s telematic device integrates seamlessly with the DLT backend system to provide an efficient and cost-effective solution to compliance.

In Europe, tachographs, which are mandatory in Europe for passenger carriers and Heavy Goods Vehicles (HGVs) to calculate driving and rest hours, are compact digital devices mounted in the driver’s cabin. Cartrack’s user-friendly platform allows access to the device memory remotely and automatically, enabling fleet operators to download the records from both the driver card and tachograph for reporting and risk management purposes.

In the US, the electronic logging device (ELD) rule is intended to help create a safer work environment for drivers, and make it easier and faster to accurately track, manage, and share records of duty status.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behaviour towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, and reinforced by individual affirmations on an annual basis to ensure awareness and understanding of these principles as well as the consequences of non-compliance. These policies also apply to third party providers. There is a contact email and Hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, October 13, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/84564249714

Webinar ID: 845 6424 9714

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,600,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Revenue	859,282	658,768	1,660,719	1,284,961
Cost of sales	(290,069)	(207,044)	(561,620)	(389,385)
Gross profit	569,213	451,724	1,099,099	895,576
Other income	3,420	500	4,157	1,285
Operating expenses	(354,505)	(274,534)	(667,638)	(551,047)
Sales and marketing	(107,514)	(84,710)	(203,473)	(173,403)
General and administration	(178,551)	(131,857)	(333,740)	(260,532)
Research and development	(43,612)	(36,308)	(85,153)	(69,049)
Expected Credit losses on financial assets	(24,828)	(21,659)	(45,272)	(48,063)
Operating profit	218,128	177,690	435,618	345,814
Initial public offering costs (“IPO”)	-	-	-	(10,288)
Finance income	4,763	1,619	7,605	2,331
Finance costs	(3,193)	(3,019)	(6,812)	(4,910)
Fair value changes to derivative assets	-	-	-	-
Profit before taxation	219,698	176,290	436,411	332,947
Taxation	(64,221)	(53,128)	(124,595)	(101,870)
Profit for the period	155,477	123,162	311,816	231,077

Profit attributable to:
Owners of the parent	152,544	119,148	306,077	207,423
Non-controlling interest	2,933	4,014	5,739	23,654
	155,477	123,162	311,816	231,077

Earnings per share
Basic and diluted earnings per share (ZAR)	4.93	3.85	9.89	7.37

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	4.93	3.85	9.89	7.74

 KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Profit for the period	155,477	123,162	311,816	231,077
IPO costs	-	-	-	10,288
Adjusted profit (a non-IFRS measure)	155,477	123,162	311,816	241,365

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of August 31, 2022	As of February 28, 2022	As of August 31, 2021
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,451,841	1,390,659	1,223,897
Capitalized commission assets	251,409	231,537	231,591
Intangible assets	76,813	77,031	61,947
Goodwill	198,302	186,384	129,564
Loans to related parties	19,400	19,400	19,400
Long-term other receivables and prepayments	27,964	9,722	10,889
Non-current financial asset	1,359	1,359	-
Deferred tax assets	59,217	58,383	47,832
Total non-current assets	2,086,305	1,974,475	1,725,120
Current assets
Inventories	68,268	25,369	4,039
Trade and other receivables and prepayments	386,420	333,886	360,729
Income tax receivables	7,500	8,818	6,555
Other financial assets	15,305	15,305	-
Cash and cash equivalents	1,001,243	731,748	664,176
Total current assets	1,478,736	1,115,126	1,035,499
Total assets	3,565,041	3,089,601	2,760,619
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,587,640)	(3,587,059)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	125,890	28,776	1,141
Retained earnings	1,289,038	1,276,523	1,019,356
Equity attributable to equity holders of parent	2,265,977	2,151,276	1,867,055
Non-controlling interest	23,412	22,905	22,464
Total equity	2,289,389	2,174,181	1,889,519
Liabilities
Non-current liabilities
Term loans	43,530	71,194	84,943
Lease liabilities	62,588	64,784	77,695
Deferred revenue	116,156	108,256	99,408
Deferred tax liabilities	35,760	47,063	53,341
Total non-current liabilities	258,034	291,297	315,387
Current liabilities
Term loans	20,475	18,156	2,591
Trade and other payables	630,267	281,866	286,892
Loans from related parties	1,908	2,134	5,710
Lease liabilities	51,891	47,294	36,854
Deferred revenue	246,128	218,148	190,571
Bank overdraft	1	13,722	-
Income tax payables	64,974	40,918	31,181
Provision for warranties	1,974	1,885	1,914
Total current liabilities	1,017,618	624,123	555,713
Total liabilities	1,275,652	915,420	871,100
Total equity and liabilities	3,565,041	3,089,601	2,760,619

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the Non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)

Net cash flows from operating activities	240,318	168,946	559,310	441,972
Net cash flows utilized by investing activities	(140,873)	(163,339)	(309,390)	(290,369)
Net cash flows from/(utilized by) financing activities[1]	(15,461)	65,926	(51,464)	423,684
Net cash and cash equivalents movements for the period	83,984	71,533	198,456	575,287
Cash and cash equivalents as at the beginning of the period	854,221	553,584	718,026	76,098
Translation differences on cash and cash equivalents	63,037	39,059	84,760	12,791
Total cash and cash equivalents at the end of the period	1,001,242	664,176	1,001,242	664,176

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Net cash generated from operating activities	240,318	168,946	559,310	441,972
Less: purchase of property, plant and equipment	(134,293)	(152,364)	(296,021)	(270,527)
Free Cash Flow (a non-IFRS measure)	106,025	16,582	263,289	171,445

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Profit for the period	155,477	123,162	311,816	231,077
Taxation	64,221	53,128	124,595	101,870
Finance income	(4,763)	(1,619)	(7,605)	(2,331)
Finance costs	3,193	3,019	6,812	4,910
Fair value changes to derivative assets	-	-	-	-
Depreciation of property, plant and equipment and amortization of intangible assets	159,245	119,881	295,499	226,886
IPO costs	-	-	-	10,288
Adjusted EBITDA (a non-IFRS measure)	377,373	297,571	731,117	572,700
Profit margin	18%	19%	19%	18%
Adjusted EBITDA margin (a non-IFRS measure)	44%	45%	44%	45%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	152,544	119,148	306,077	207,423
Adjust for:
IPO costs	-	-	-	10,288
Tax effect on above	-	-	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	152,544	119,148	306,077	217,711

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	28,128

Basic and diluted earnings per share	4.93	3.85	9.89	7.37

Adjusted basic and diluted earnings per share (a non-IFRS measure)	4.93	3.85	9.89	7.74

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO HEADLINE EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended August 31,		Six Months Ended August 31,
	2022	2021	2022	2021
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	152,544	119,148	306,077	207,423
Adjust for:
(Gain)/loss on disposal of property, plant and equipment	(2,982)	(301)	(3,314)	(963)
Tax effect on (gain)/loss on disposal of property, plant and equipment	835	84	928	269
Headline earnings (a non-IFRS measure)	150,397	118,931	303,691	206,729

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	28,128

Basic and diluted earnings per share	4.93	3.85	9.89	7.37

Basic and diluted headline earnings per share (a non-IFRS measure)	4.86	3.84	9.81	7.35

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Half Year Ended August 31, 2022

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and half year ended August 31, 2021, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended August 31,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	734,216	627,637	17%
Conversion impact of other currencies	(7,059)	-	-
Subscription revenue on a constant currency basis	727,157	627,637	16%

TOTAL REVENUE

	Three Months Ended August 31,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	859,282	658,768	30%
Conversion impact of other currencies	(7,464)	-	-
Total revenue on a constant currency basis	851,818	658,768	29%

SUBSCRIPTION REVENUE

	Six Months Ended August 31,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	1,443,119	1,233,503	17%
Conversion impact of other currencies	(5,091)	-	-
Subscription revenue on a constant currency basis	1,438,028	1,233,503	17%

TOTAL REVENUE

	Six Months Ended August 31,
	2022	2021	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	1,660,719	1,284,961	29%
Conversion impact of other currencies	(5,276)	-	-
Total revenue on a constant currency basis	1,655,443	1,284,961	29%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Picup Technologies (Pty) Ltd (“Picup”)

Karooooo strategically acquired 70.1% of Picup in September 2021 and Picup was subsequently re-branded and re-named as Karooooo Logistics, given the consolidation of platforms.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 09, 2022.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.